EXHIBIT 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of the amendment to Schedule 13G to which this exhibit is attached and any additional amendments thereto (including amendments on Schedule 13D).

Date: January 29, 2026   **Electrum Global Holdings L.P.**

By: TEG Global GP Ltd., its general partner

By: /s/ Andrew M. Shapiro
    Name: Andrew M. Shapiro
    Title: Director

Date: January 29, 2026   **TEG Global GP Ltd.**

By: /s/ Andrew M. Shapiro
    Name: Andrew M. Shapiro
    Title: Director

Date: January 29, 2026   **The Electrum Group LLC**

By: /s/ Michael H. Williams
    Name: Michael H. Williams
    Title: Senior Managing Director

Date: January 29, 2026   **Electrum Strategic Opportunities Fund II L.P.**

By: Electrum Strategic Opportunities Fund II GP L.P., its general partner

By: ESOF II GP Ltd., its general partner

By: /s/ Michael H. Williams
    Name: Michael H. Williams
    Title: Director

Date: January 29, 2026   **Electrum Strategic Opportunities Fund II GP L.P.**

By: ESOF II GP Ltd., its general partner

By: /s/ Michael H. Williams
    Name: Michael H. Williams
    Title: Director

Date: January 29, 2026   **ESOF II GP Ltd.**

By: /s/ Michael H. Williams
    Name: Michael H. Williams
    Title: Director